# Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

[redacted]

09047044

SEC
Mail Processing
Section

SEP 17 2009

Washington, DC
121

SUPPL

10 September 2009

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

# Cue Energy Resources Limited

A.B.N. 45 066 383 971

# *RELEASE*

## Spikey Beach -1 Update
## T/38P – Bass Basin

Beach Petroleum Limited, the operator for a designated area of interest within permit T/38P and the Spikey Beach-1 well reported yesterday (09/09/2009) that:

> "Spikey Beach-1 (Beach earning 80% in Spikey Beach Farmout Blocks) spudded on 5 September and is currently at a depth of 816m. Current operation is installing 13 3/8" casing".

The forward plan is to complete installing the 13 3/8" casing and then to drill ahead. The top of the primary target Eastern View Coal Measures is expected to be intersected at a depth of 1461m TVDRT during the next week. The proposed total depth of the well is 2062m TVDRT.

The participants in Spikey Beach-1 well are:

| | |
|---|---|
| Beach Petroleum Limited (*operator*) | 80% |
| Galveston Mining (*100% Cue Energy Resources Subsidiary*) | 10% |
| Exoil Ltd | 10% |

Any queries regarding the announcement should be directed to the company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

10 September 2009

Cue Energy Resources Limited
A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

11 September 2009



Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

pp Vanessa Hayford

Andrew M Knox
Public Officer

Enc.

Cue Energy Resources Limited
A.B.N. 45 066 383 971

# *RELEASE*

## Weekly Drilling Report Manaia-1 Appraisal Well: 11 September, 2009

Cue advises that since the last report on the Manaia appraisal well the 9 5/8"casing has been landed and cemented at a depth of 6385m MD as planned.
Subsequently the forward Maari drilling program has been changed to optimize rig operations. The Manaia well has been temporarily suspended and drilling of the M2A production well on the Maari Field has commenced. The well will target the M2A reservoir which occurs approximately 50m above the main reservoir in the Maari Field, Moki Formation. The well is scheduled to take 27 days to drill.
At the completion of the M2A well drilling of the Manaia reservoir section will be completed.

As at 0600 on 11 September 2009 the M2A well was drilling ahead at 452m in 20" hole.

The participants in the M2A well are

| | |
|---|---|
| Cue Taranaki Pty Ltd | 5% |
| OMV NZ Ltd (*Operator*) | 69% |
| Todd Maari Limited | 16% |
| Horizon Oil International Limited | 10% |
| (a wholly owned subsidiary of Horizon Oil Limited (HZN)) | |

Any queries regarding the announcement should be directed to the company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

11 September 2009